Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited Fourth Quarter 2019 Earnings

Macau, Thursday, February 20, 2020 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class gaming, retail and entertainment resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Total operating revenues for the fourth quarter of 2019 were US$167.8 million, as compared to US$145.2 million in the fourth quarter of 2018. The increase in total operating revenues was mainly due to the increase in revenues from the provision of gaming related services.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$375.6 million and US$379.4 million for the fourth quarters of 2019 and 2018, respectively. Affected by the Macau market-wide VIP weakness, Studio City’s rolling chip volume was US$2.46 billion for the fourth quarter of 2019 versus US$3.46 billion in the fourth quarter of 2018. The rolling chip win rate was 3.60% in the fourth quarter of 2019 versus 3.82% in the fourth quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$879.8 million in the fourth quarter of 2019 compared with US$825.4 million in the fourth quarter of 2018. The mass market table games hold percentage was 30.2% in the fourth quarter of 2019 compared to 27.0% in the fourth quarter of 2018.

Gaming machine handle for the fourth quarter of 2019 was US$695.4 million, compared with US$641.8 million in the fourth quarter of 2018. The gaming machine win rate was 3.0% in the fourth quarter of 2019 compared to 3.6% in the fourth quarter of 2018.

Total gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$270.3 million and US$290.1 million in the fourth quarters of 2019 and 2018, respectively.

Revenues from the provision of gaming related services were US$105.3 million and US$89.3 million for the fourth quarters of 2019 and 2018, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the fourth quarter of 2019 was US$62.5 million, compared with US$55.9 million for the fourth quarter of 2018.

Operating income for the fourth quarter of 2019 was US$62.2 million, compared with operating income of US$41.8 million in the fourth quarter of 2018, representing an increase of 49%.

Adjusted EBITDA(1) was US$103.3 million for the fourth quarter of 2019, as compared to Adjusted EBITDA of US$85.9 million in the fourth quarter of 2018, representing an increase of 20%. The year-over-year increase in Adjusted EBITDA was mainly attributable to the increase in revenues from the provision of gaming related services.

Net income attributable to Studio City International Holdings Limited for the fourth quarter of 2019 was US$20.8 million, compared with net income attributable to Studio City International Holdings Limited of US$1.3 million in the fourth quarter of 2018. The net income attributable to participation interest was US$6.2 million and US$0.9 million in the fourth quarters of 2019 and 2018, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2019 were US$35.2 million, which mainly included interest expenses of US$31.5 million.

Depreciation and amortization costs of US$40.6 million were recorded in the fourth quarter of 2019 of which US$0.8 million was related to the amortization expense for the land use right.

In January 2019, the Gaming Operator informed us via our subsidiary, Studio City Entertainment Limited, that it would cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. In January 2020, we announced the Gaming Operator would continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to termination by 30-day notice. Revenues from provision of gaming related services in relation to the Studio City Casino VIP gaming operations amounted to US$6.7 million in the fourth quarter of 2019, compared with US$8.8 million in the fourth quarter of 2018.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2019 referred to in Melco’s earnings release dated February 20, 2020 (“Melco’s earnings release”) is US$14.1 million more than the Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2019 aggregated US$327.2 million (December 31, 2018: US$377.6 million), including US$27.9 million of restricted cash (December 31, 2018: US$31.7 million). Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2019, was US$1.44 billion (December 31, 2018: US$1.61 billion).

Capital expenditures for the fourth quarter of 2019 were US$37.8 million.

Full Year Results

For the year ended December 31, 2019, Studio City International Holdings Limited reported total operating revenues of US$626.7 million versus US$571.2 million in the prior year. The increase in total operating revenues was mainly due to the increase in revenues from the provision of gaming related services.

Operating income for 2019 was US$178.0 million, compared with operating income of US$137.9 million for 2018, representing an increase of 29%.

Adjusted EBITDA was US$361.0 million for the year ended December 31, 2019, as compared to Adjusted EBITDA of US$314.8 million in 2018, representing an increase of 15%. The year-over-year increase in Adjusted EBITDA was mainly attributable to the increase in revenues from the provision of gaming related services.

Net income attributable to Studio City International Holdings Limited for 2019 was US$33.6 million, compared with net loss attributable to Studio City International Holdings Limited of US$21.6 million in 2018. The net income attributable to participation interest was US$10.1 million and US$0.9 million for 2019 and 2018, respectively.

Recent Developments

On February 4, 2020, the Macau government announced all casinos in Macau would be closed for a 15-day period commencing on February 5, 2020. On February 17, 2020, the Macau government announced, subject to the implementation of certain health-related precautionary measures, casinos in Macau may resume operations on February 20, 2020. Gaming operations at Studio City Casino resumed on February 20, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class gaming, retail and entertainment resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Provision of gaming related services	$105,287	$89,301	$393,512	$339,924
Rooms	22,153	22,081	85,975	88,317
Food and beverage	16,736	17,026	68,706	65,904
Entertainment	6,280	1,430	21,815	12,073
Services fee	9,578	8,745	39,470	39,126
Mall	7,091	5,932	14,844	22,298
Retail and other	694	699	2,411	3,571

Total operating revenues	167,819	145,214	626,733	571,213

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(6,826)	(4,434)	(24,179)	(20,263)
Rooms	(5,536)	(5,340)	(21,766)	(21,855)
Food and beverage	(14,229)	(14,572)	(57,718)	(56,342)
Entertainment	(5,448)	(1,455)	(22,719)	(11,978)
Mall	(1,582)	(2,634)	(8,658)	(10,960)
Retail and other	(390)	(528)	(1,735)	(2,411)
General and administrative	(30,461)	(30,347)	(128,931)	(132,637)
Pre-opening costs	(12)	(4,140)	(2,567)	(4,550)
Amortization of land use right	(827)	(806)	(3,300)	(3,298)
Depreciation and amortization	(39,822)	(38,787)	(168,643)	(164,593)
Property charges and other	(452)	(377)	(8,521)	(4,464)

Total operating costs and expenses	(105,585)	(103,420)	(448,737)	(433,351)

OPERATING INCOME	62,234	41,794	177,996	137,862

NON-OPERATING INCOME (EXPENSES)
Interest income	1,209	1,162	5,861	3,578
Interest expenses	(31,491)	(40,174)	(132,291)	(160,508)
Loan commitment fees	(105)	(105)	(416)	(419)
Foreign exchange (losses) gains, net	(4,677)	2,269	(3,975)	1,972
Other (expenses) income, net	(88)	(87)	430	(197)
Loss on extinguishment of debt	—	(2,489)	(2,995)	(2,489)
Costs associated with debt modification	—	—	(579)	—

Total non-operating expenses, net	(35,152)	(39,424)	(133,965)	(158,063)

INCOME (LOSS) BEFORE INCOME TAX	27,082	2,370	44,031	(20,201)
INCOME TAX EXPENSE	(58)	(178)	(402)	(544)

NET INCOME (LOSS)	27,024	2,192	43,629	(20,745)
NET INCOME ATTRIBUTABLE TO PARTICIPATION INTEREST	(6,234)	(853)	(10,065)	(853)

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED	$20,790	$1,339	$33,564	$(21,598)

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.086	$0.006	$0.139	$(0.113)

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER ADS:
Basic and diluted	$0.344	$0.024	$0.555	$(0.451)

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	241,818,016	221,961,248	241,818,016	191,533,455

Note:

In connection with the Company’s initial public offering (the “IPO”) on October 22, 2018, the Company underwent a series of organizational transactions. For the preparation of the accompanying unaudited condensed consolidated financial statements and the calculation of net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share for the periods prior to the IPO, the Company has retrospectively presented net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the organizational transactions had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects the redesignation of the issued 18,127.94 ordinary shares of $1 par value each to 181,279,400 Class A ordinary shares of $0.0001 par value each. For the periods prior to the IPO date, the retrospective presentation does not include the exchange of 72,511,760 Class A ordinary shares into 72,511,760 Class B ordinary shares of $0.0001 par value each and the issuance of 115,000,000 Class A ordinary shares in the IPO.

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$299,367	$345,854
Restricted cash	27,735	31,582
Accounts receivable, net	1,397	1,712
Amounts due from affiliated companies	61,990	42,339
Inventories	9,763	9,904
Prepaid expenses and other current assets	14,188	27,650

Total current assets	414,440	459,041

PROPERTY AND EQUIPMENT, NET	2,107,457	2,175,858
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	57,087	45,766
RESTRICTED CASH	130	129
OPERATING LEASE RIGHT-OF-USE ASSETS	14,238	—
LAND USE RIGHT, NET	118,888	121,544

TOTAL ASSETS	$2,712,240	$2,802,338

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

CURRENT LIABILITIES
Accounts payable	$3,337	$6,421
Accrued expenses and other current liabilities	82,553	62,825
Income tax payable	33	33
Current portion of long-term debt, net	—	347,740
Amounts due to affiliated companies	14,248	21,953

Total current liabilities	100,171	438,972

LONG-TERM DEBT, NET	1,435,088	1,261,904
OTHER LONG-TERM LIABILITIES	3,149	4,017
DEFERRED TAX LIABILITIES	1,453	1,044
OPERATING LEASE LIABILITIES, NON-CURRENT	13,720	—

TOTAL LIABILITIES	1,553,581	1,705,937

SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Class A ordinary shares	24	24
Class B ordinary shares	7	7
Additional paid-in capital	1,655,602	1,655,602
Accumulated other comprehensive income (loss)	269	(14,063)
Accumulated losses	(764,534)	(798,098)

Total shareholders’ equity	891,368	843,472

PARTICIPATION INTEREST	267,291	252,929

Total shareholders’ equity and participation interest	1,158,659	1,096,401

TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST	$2,712,240	$2,802,338

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited to

Adjusted Net Income (Loss) Attributable to Studio City International Holdings Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Studio City International Holdings Limited	$20,790	$1,339	$33,564	$(21,598)
Pre-opening Costs	12	4,140	2,567	4,550
Property Charges and Other	452	377	8,521	4,464
Loss on Extinguishment of Debt	—	2,489	2,995	2,489
Costs Associated with Debt Modification	—	—	579	—
Participation Interest Impact on Adjustments	(107)	(1,519)	(3,382)	(1,519)

Adjusted Net Income (Loss) Attributable to Studio City International Holdings Limited	$21,147	$6,826	$44,844	$(11,614)

ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.087	$0.031	$0.185	$(0.061)

ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER ADS:
Basic and diluted	$0.350	$0.123	$0.742	$(0.243)

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	241,818,016	221,961,248	241,818,016	191,533,455

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income	$62,234	$41,794	$177,996	$137,862
Pre-opening Costs	12	4,140	2,567	4,550
Depreciation and Amortization	40,649	39,593	171,943	167,891
Property Charges and Other	452	377	8,521	4,464

Adjusted EBITDA	$103,347	$85,904	$361,027	$314,767

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Studio City International Holdings Limited	$20,790	$1,339	$33,564	$(21,598)
Net Income Attributable to Participation Interest	6,234	853	10,065	853

Net Income (Loss)	27,024	2,192	43,629	(20,745)
Income Tax Expense	58	178	402	544
Interest and Other Non-Operating Expenses, Net	35,152	39,424	133,965	158,063
Property Charges and Other	452	377	8,521	4,464
Depreciation and Amortization	40,649	39,593	171,943	167,891
Pre-opening Costs	12	4,140	2,567	4,550

Adjusted EBITDA	$103,347	$85,904	$361,027	$314,767

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
Room Statistics:
Average daily rate (3)	$138	$138	$135	$138
Occupancy per available room	100%	100%	100%	100%
Revenue per available room (4)	$138	$138	$135	$138

Other Information:
Average number of table games	292	293	293	292
Average number of gaming machines	935	987	947	957
Table games win per unit per day (5)	$13,204	$13,233	$12,663	$14,076
Gaming machines win per unit per day (6)	$242	$254	$230	$240

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis